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                                                                 Exhibit (a)(22)

                       ADDENDUM FOR EMPLOYEES IN SWEDEN
                       --------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant, but is merely intended to alert employees who are residents of Sweden to some of the tax information they may want to consider in making their decision.

     Employees who are residents of Sweden who exchange options for New Options will not be taxed when the New Option is granted. When the optionee exercises the option, the optionee will be subject to income tax on the difference between the fair market value of the shares on the date of exercise and the exercise price. The income recognized would be considered regular salary to the optionee, subject to taxation at the optionee's marginal tax rate.

     When selling the shares, any gain realized upon the sale will be subject to tax at a flat rate of 30%. The gain is equal to the difference between the sale price and the basis in the shares, which equals the purchase price paid for the shares, plus the taxable value which was determined on the purchase date. This means that, if the shares are sold immediately upon purchase, no capital gain or loss will occur. The Company will be required to withhold such taxes in accordance with Swedish law.